JPMORGAN EXCHANGE-TRADED FUND TRUST

277 PARK AVENUE

NEW YORK, NEW YORK 10172

February 5, 2020

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Attention: Filing Desk

RE: JPMorgan Exchange-Traded Fund Trust (the “Trust”)

 File 812-14790

Ladies and Gentlemen:

On behalf of the Trust and J.P. Morgan Investment Management Inc. (collectively, the “Applicants”), an application (the “Application”) seeking an order under Section 6(c) of the Investment Company Act of 1940, as amended (the “Act”), that would grant an exemption from Sections 2(a)(32), 5(a)(1), and 22(d) of the Act and Rule 22c-1 under the Act, under Sections 6(c) and 17(b) of the Act that would grant an exemption Sections 17(a)(1) and 17(a)(2) of the Act, and under Section 12(d)(1)(J) of the Act for an exemption from Sections 12(d)(1)(A) and 12(d)(1)(B) of the Act was submitted on June 28, 2017. At this time, the Applicants hereby respectfully request that the Securities and Exchange Commission consent to the withdrawal of the Application and that the Securities and Exchange Commission take no further action with respect thereto.

Please contact the undersigned at (614) 213-4020 if you have any questions concerning this filing.

Very truly yours,

/s/ Elizabeth A. Davin
Elizabeth A. Davin
Assistant Secretary